Exhibit 99.1

Internet Gold Reports its Financial Results for
the Fourth Quarter and Full Year 2015

- Net Income Attributable to Shareholders for the Fourth Quarter of 2015 Totaled NIS 70 Million -

Ramat Gan, Israel - March 17, 2016 - Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the fourth quarter and year ended December 31, 2015. Internet Gold holds the controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ).

Commenting on the financial results, Doron Turgeman, CEO of Internet Gold said: “2015 was a great year for internet Gold as we changed our company financial position significantly. The improvement in all important debt parameters was reflected in both, the decrease in the yields of both our debentures series during 2015, and the increase in our stock price which rose by more than 125% since January 2015. A few weeks ago we become part of Israel’s A issuers group when the local rating agency, Midroog, notched up the ratings for our debt. With full confidence in B Communications’ dividend generating power, we will continue our efforts to improve both our debt and equity positions.”

Dividend from B Communications: On November 19, 2015, B Communications' board of directors declared a cash dividend in the amount of NIS 38 million ($10 million) or NIS 1.27 ($0.32) per share. Internet Gold received approximately NIS 25 million ($6 million) on December 23, 2015.

In accordance with Bezeq's dividend policy, its Board of Directors recommended the distribution of 100% of its profits for the second half of 2015 as a cash dividend of NIS 776 million ($199 million) to its shareholders. The dividend, which is subject to shareholder approval, is expected to be paid on May 30, 2016 to shareholders of record as of May 17, 2016. B Communications is expected to receive approximately NIS 204 million ($52 million) in dividends if the distribution is approved by Bezeq’s shareholders.

Bezeq’s Results: For the fourth quarter of 2015, the Bezeq Group reported revenues of NIS 2.61 billion ($668 million) and operating profit of NIS 488 million ($125 million). Bezeq’s EBITDA for the fourth quarter totaled NIS 947 million ($243 million), representing an EBITDA margin of 36.3%. Net profit for the period attributable to Bezeq’s shareholders totaled NIS 369 million ($95 million). Bezeq's cash flow from operating activities during the period totaled NIS 889 million ($228 million).

Cash Position: As of December 31, 2015, Internet Gold’s unconsolidated cash and cash equivalents and short term investments totaled NIS 277 million ($71 million), its unconsolidated gross debt was NIS 1.1 billion ($277 million) and its unconsolidated net debt was NIS 802 million ($206 million).

1

Internet Gold's Unconsolidated Balance Sheet Data (1)

(In millions)			Convenience
			translation into
			U.S. dollars
			(Note A)
	December 31,	December 31,	December 31,
	2014	2015	2015
	NIS	NIS	US$
Short term liabilities	67	153	39
Long term liabilities	1,077	926	238
Total liabilities	1,144	1,079	277
Liquidity balances	322	277	71
Total net debt	822	802	206

(1)	Does not include the consolidated balance sheet of B Communications and its subsidiaries.

Sale of B Communications shares: On January 14, 2016, the Company sold 575,000 ordinary shares of B Communications, representing approximately 1.92% of its issued and outstanding shares. The total proceeds from the sale amounted to approximately NIS 56 million ($14 million). As a result of the sale, the Company now holds approximately 65% of the outstanding shares of B Communications. The fourth quarter of 2015 results included a NIS 11 million ($3 million) income tax benefit which was recorded against a deferred tax asset that will be realized in the first quarter of 2016. According to International Accounting Standard No. 12 a tax asset is recognized for deductible temporary differences arising from an investment in a subsidiary to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against, which the temporary difference can be utilized. This tax asset reflects the sale of our B Communications shares in the first quarter of 2016.

Internet Gold's Cash Management: Internet Gold manages its cash balances according to an investment policy that was approved by its board of directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to Internet Gold's investment policy approximately 80% of the funds must be invested in investment-grade securities.

Internet Gold’s Fourth Quarter and Full Year Consolidated Financial Results

Internet Gold's consolidated revenues for the fourth quarter of 2015 totaled NIS 2.61 billion ($668 million), a 15.2% increase compared to the NIS 2.26 billion reported in the fourth quarter of 2014. For the full year 2015, Internet Gold's revenues totaled NIS 9.99 billion ($2.56 billion), a 10.3% increase compared to NIS 9.06 billion reported in 2014. Both in the fourth quarter and in the full year, the increase resulted from the full consolidation of Yes beginning in the second quarter of 2015. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating income for the fourth quarter of 2015 totaled NIS 372 million ($95 million), a 24.1% decrease compared with NIS 490 million reported in the fourth quarter of 2014. The decrease was due to a one-time provision for employee retirement in the fourth quarter of 2015. For the full year 2015, Internet Gold's consolidated operating income totaled NIS 2.01 billion ($516 million), a 21.8% decrease compared with NIS 2.58 billion reported in 2014. The decrease was primarily attributed to Bezeq's sale of Yad2 in the second quarter of 2014 that resulted in NIS 582 million ($149 million) of other operating income in 2014.

2

Internet Gold's consolidated net income for the fourth quarter of 2015 totaled NIS 306 million ($78 million), an 8.1% increase compared with NIS 283 million reported in the fourth quarter of 2014. For the full year 2015, Internet Gold's consolidated net income totaled NIS 1.08 billion ($278 million), a 3.7% increase compared with NIS 1.04 billion reported in 2014.

Internet Gold’s Fourth Quarter and Full Year Unconsolidated Financial Results

As of December 31, 2015 Internet Gold held approximately 67% of B Communications’ outstanding shares. Accordingly, Internet Gold's interest in B Communications’ net income for the fourth quarter of 2015 totaled NIS 69 million ($17 million) compared with NIS 52 million in the fourth quarter of 2014. For the full year 2015, Internet Gold's interest in B Communications’ net income totaled NIS 140 million ($35 million) compared with its interest in B Communications’ loss of NIS 15 million in 2014.

Internet Gold’s unconsolidated net financial expenses for the fourth quarter of 2015 totaled NIS 9 million ($2 million) compared with NIS 19 million in the fourth quarter of 2014. These expenses consist of NIS 10 million ($2 million) of interest and CPI linkage expenses related to its publicly-traded debentures which were partially offset by NIS 1 million of financial income generated by short term investments. For the full year 2015, Internet Gold’s unconsolidated net financial expenses totaled NIS 60 million ($15 million) compared with NIS 84 million in 2014. These expenses consisted of NIS 63 million ($16 million) of interest and CPI linkage expenses related to its publicly-traded debentures which were partially offset by NIS 3 million ($1 million) of financial income generated by short term investments.

Internet Gold's net income attributable to shareholders for the fourth quarter of 2015 totaled NIS 70 million ($18 million) compared with net income attributable to shareholders of NIS 32 million in the fourth quarter of 2014. For the full year 2015, Internet Gold’s net income attributable to shareholders totaled NIS 87 million ($22 million), compared with a loss of NIS 103 million in 2014.

In millions			Convenience			Convenience
			translation into			translation into
	Quarter ended		U.S. dollars	Year ended		U.S. dollars
	December 31,		(Note A)	December 31,		(Note A)
	2014	2015	2015	2014	2015	2015
	NIS	NIS	US$	NIS	NIS	US$
Revenues	-	-	-	-	-	-
Financial expenses, net	(19)	(9)	(2)	(84)	(60)	(15)
Income tax benefit	-	11	3	-	11	3
Operating expenses	(1)	(1)	-	(4)	(4)	(1)
Interest in BCOM's net income (loss)	52	69	17	(15)	140	35
Net income (loss)	32	70	18	(103)	87	22

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the fourth quarter and year ended December 31, 2015. For a full discussion of Bezeq’s results for the fourth quarter and full year ended December 2015, please refer to its website: http://ir.bezeq.co.il.

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Bezeq Group (consolidated)	Q4 2015	Q4 2014	% change	FY 2015	FY 2014	% change
	(NIS millions)			(NIS millions)
Revenues	2,606	2,262	15.2%	9,985	9,055	10.3%
Operating profit	488	633	(22.9%)	2,570	3,226	(20.3%)
EBITDA	947	954	(0.7%)	4,254	4,507	(5.6%)
EBITDA margin	36.3%	42.2%		42.6%	49.8%
Net profit	369	416	(11.3%)	1,721	2,111	(18.5%)
Dated EPS (NIS)	0.13	0.15	(13.3%)	0.62	0.77	(19.5%)
Cash flow from operating activities	889	739	20.3%	3,740	3,796	(1.5%)
Payments for investments	329	315	4.4%	1,635	1,275	28.2%
Free cash flow [1]	592	507	16.8%	2,256	2,751	(18.0%)
Net debt/EBITDA (end of period) [2]	2.21	1.60		2.21	1.60

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in 2015 amounted to NIS 9.99 billion ($2.56 billion) compared with NIS 9.06 billion in 2014, an increase of 10.3%. Revenues of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 2.61 billion ($668 million) compared with NIS 2.26 billion in the corresponding quarter of 2014, an increase of 15.2%.

The increase was due to the consolidation of Yes revenues as of the second quarter of 2015 in the amount of NIS 1.33 billion ($342 million), including NIS 449 million ($115 million) in the fourth quarter of 2015, as well as an increase in the revenues of Bezeq Fixed-Line and Bezeq International. The increase was partially offset by lower revenues at Pelephone.

Salary expenses of the Bezeq Group in 2015 amounted to NIS 1.96 ($502 million) billion compared with NIS 1.77 billion in 2014, an increase of 10.7%. Salary expenses of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 515 million ($132 million) compared with NIS 440 million in the corresponding quarter of 2014, an increase of 17.0%.

The increase was due to the consolidation of Yes salary expenses as of the second quarter of 2015 in the amount of NIS 201 million ($52 million), including NIS 70 million ($18 million) in the fourth quarter of 2015. The increase was partially offset by a decrease in salary expenses for Pelephone due to continued streamlining efforts.

Operating expenses of the Bezeq Group in 2015 amounted to NIS 3.87 billion ($992 million) compared with NIS 3.37 billion in 2014, an increase of 14.9%. Operating expenses of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 1.07 billion ($274 million) compared with NIS 853 million in the corresponding quarter of 2014, an increase of 25.2%.

The increase was due to the consolidation of Yes operating expenses as of the second quarter of 2015 in the amount of NIS 695 million ($178 million), including NIS 244 million ($62 million) in the fourth quarter of 2015. The increase was partially offset by a decrease in operating expenses at Pelephone and Bezeq Fixed-Line due to continued streamlining procedures, among other factors.

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Depreciation and amortization expenses of the Bezeq Group in 2015 amounted to NIS 1.68 billion ($432 million) compared with NIS 1.28 billion in 2014, an increase of 31.5%. Depreciation and amortization expenses of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 459 million ($118 million) compared with NIS 321 million in the corresponding quarter of 2014, an increase of 43.0%.

The increase was due to the consolidation of Yes depreciation and amortization expenses as of the second quarter of 2015 in the amount of NIS 245 million ($63 million), including NIS 88 million ($23 million) in the fourth quarter of 2015, as well as from the amortization of purchase price allocation costs incurred from Bezeq’s gaining control over Yes.

Other operating income of the Bezeq Group in 2015 amounted to NIS 95 million ($24 million) compared with NIS 586 million in 2014, a decrease of 83.8%. The decrease was due to the one-time gain of NIS 582 million ($149 million) recorded in 2014 from the sale of Coral Tel Ltd., the operator of the "Yad2" web site. Such decrease was partially set off due to higher capital gains resulted from the sale of real estate assets by Bezeq Fixed-Line.

Other operating expenses of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 76 million ($19 million) compared with NIS 15 million in the corresponding quarter of 2014, an increase of 406.7%. The increase in other operating expenses was primarily due to an increase in a provision for the early retirement of employees.

Operating profit of the Bezeq Group in 2015 amounted to NIS 2.57 billion ($659 million) compared with NIS 3.23 billion in 2014, a decrease of 20.3%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in 2015 amounted to NIS 4.25 billion ($1.09 billion) (EBITDA margin of 42.6%) compared with NIS 4.51 billion (EBITDA margin of 49.8%) in 2014, a decrease of 5.6%.

Operating profit of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 488 million ($125 million) compared with NIS 633 million in the corresponding quarter of 2014, a decrease of 22.9%. EBITDA of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 947 million ($243 million) (EBITDA margin of 36.3%) compared with NIS 954 million (EBITDA margin of 42.2%) in the corresponding quarter of 2014, an increase of 0.7%.

Financing expenses, net of the Bezeq Group in 2015 amounted to NIS 263 million ($67 million) compared with NIS 130 million in 2014, an increase of 102.3%. The increase was primarily due to financing income from shareholder loans to Yes which were recorded in 2014 and were not included in the consolidated results as of April 1, 2015 due to the consolidation of Yes. Such increase was partially set off as a result of the cancellation of taxes' interest related provision owed by Bezeq Fixed-Line for previous years. Such cancellation was executed further to the proposed agreement with the Tax Authorities. The consolidation of Yes financing expenses beginning in the second quarter of 2015 in the amount of NIS 91 million ($23 million) was offset by the amortization of purchase price allocation costs attributed to the Yes debentures.

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Financing income, net of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 3 million ($1 million) compared with financing expenses net of NIS 17 million in the corresponding quarter of 2014. Financing income, net in the fourth quarter of 2015 included the cancellation of a provision for interest on taxes for prior years owed by Bezeq Fixed-Line further to the proposed agreement with the Tax Authorities.

Net profit of the Bezeq Group in 2015 amounted to NIS 1.72 billion ($441 million) compared with NIS 2.11 billion in 2014, a decrease of 18.5%. Net profit of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 369 million ($95 million) compared with NIS 416 million in the corresponding quarter of 2014, a decrease of 11.3%.

Cash flow from operating activities of the Bezeq Group in 2015 amounted to NIS 3.74 billion ($958 million) compared with NIS 3.80 billion in 2014, a decrease of 1.5%. Cash flow from operating activities was impacted by lower cash flow at Pelephone as a result of a decrease in profitability and changes in working capital and were offset by the consolidation of Yes’ cash flow from operating activities as of the second quarter of 2015 which totaled NIS 356 million ($91 million) as well as an increase in cash flow at Bezeq Fixed-Line.

Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 889 million ($228 million) compared with NIS 739 million in the corresponding quarter of 2014, an increase of 20.3%. The increase resulted from higher cash flow at Bezeq Fixed-Line as well as the consolidation of Yes’ cash flow in the amount of NIS 105 million ($27 million) in the fourth quarter of 2015. The increase was partially offset by lower cash flow at Pelephone.

Payments for investments (Capex) of the Bezeq Group in 2015 amounted to NIS 1.64 billion ($419 million) compared with NIS 1.28 billion in 2014, an increase of 28.2%. The increase in investments was primarily due to the consolidation of Yes investments as of the second quarter of 2015 in the amount of NIS 200 million ($51 million), as well as an increase in investments at Pelephone and Bezeq Fixed-Line.

Payments for investments of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 329 million ($84 million) compared with NIS 315 million in the corresponding quarter of 2015, an increase of 4.4%.

Free cash flow of the Bezeq Group in 2015 amounted to NIS 2.26 ($578 million) billion compared with NIS 2.75 billion in 2014, a decrease of 18.0%. Free cash flow of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 592 million ($152 million) compared with NIS 507 million in the corresponding quarter of 2014, a decrease of 16.8%.

Net financial debt of the Bezeq Group amounted to NIS 9.40 billion ($2.41 billion) as of December 31, 2015 compared with NIS 7.20 billion as of December 31, 2014. At December 31, 2015, the Bezeq Group's net financial debt to EBITDA ratio was 2.21, compared with 1.60 as of December 31, 2014.

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Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of December 31, 2015 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2015 (NIS 3.902 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

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About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

http://ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

			Convenience translation into U.S. dollars (Note A
	2014	2015	2015
	NIS	NIS	US$

Assets
Cash and cash equivalents	732	619	158
Restricted cash	65	155	40
Investments, including derivative financial instruments	3,406	1,774	455
Trade receivables, net	2,227	2,058	527
Other receivables	242	270	69
Inventory	96	115	30
Assets classified as held-for-sale	52	16	4

Total current assets	6,820	5,007	1,283

Investments, including derivative financial instruments	271	285	73
Long-term trade and other receivables	566	674	173
Property, plant and equipment	6,572	7,197	1,844
Intangible assets	5,908	7,118	1,824
Deferred and other expenses	364	358	92
Broadcasting rights	-	456	117
Investment in equity-accounted investee	1,057	25	6
Deferred tax assets	-	1,290	331

Total non-current assets	14,738	17,403	4,460

Total assets	21,558	22,410	5,743

9

Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

(In millions)

			Convenience translation into U.S. dollars (Note A)
	2014	2015	2015
	NIS	NIS	US$

Liabilities
Bank loans and credit and debentures	1,561	2,219	568
Trade payables	664	913	234
Related party	-	233	60
Other payables, including derivatives	757	804	206
Current tax liabilities	671	705	180
Provisions	62	100	26
Employee benefits	259	378	97
Total current liabilities	3,974	5,352	1,371

Bank loans and debentures	13,419	13,215	3,387
Employee benefits	233	240	61
Other liabilities	262	227	58
Provisions	69	46	12
Deferred tax liabilities	835	729	187
Total non-current liabilities	14,818	14,457	3,705

Total liabilities	18,792	19,809	5,076

Equity
Total equity attributable to equity holders of the Company	(183)	(93)	(24)
Non-controlling interests	2,949	2,694	691

Total equity	2,766	2,590	667

Total liabilities and equity	21,558	22,410	5,743

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Internet Gold – Golden Lines Ltd.

Consolidated Statements of Income for the Year Ended December 31,

(In millions, except per share data)

			Convenience translation into U.S. dollars (Note A)
	2014	2015	2015
	NIS	NIS	US$

Revenues	9,055	9,985	2,559

Cost and expenses
Depreciation and amortization	1,873	2,131	546
Salaries	1,771	1,960	502
General and operating expenses	3,371	3,878	994
Other operating expense (income), net	(535)	3	1

	6,480	7,972	2,043

Operating income	2,575	2,013	516

Financing expenses, net	694	595	152

Income after financing expenses, net	1,881	1,418	364

Share of loss (income) in equity-accounted investee	170	(12)	(3)

Income before income tax	1,711	1,430	367

Income tax	667	347	89

Net income for the period	1,044	1,083	278

Income (loss) attributable to:
Owners of the company	(103)	87	22
Non-controlling interests	1,147	996	256

Net income for the period	1,044	1,083	278

Earnings per share
Basic income (loss) per share	(5.38)	3.97	1.02
Diluted income (loss) per share	(5.50)	3.90	1.00

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Internet Gold – Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

In millions

	Quarter ended December 31,			Year ended December 31,
			Convenience translation into U.S. dollars			Convenience translation into U.S. dollars
			(Note A)			(Note A)
	2014	2015	2015	2014	2015	2015
	NIS	NIS	US$	NIS	NIS	US$

Operating income	633	488	125	3,226	2,570	659
Depreciation and amortization	321	459	118	1,281	1,684	431

EBITDA	954	947	243	4,507	4,254	1,090

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

In millions

	Quarter ended December 31,			Year ended December 31,
			Convenience translation into U.S. dollars (Note A)			Convenience translation into U.S. dollars (Note A)
	2014	2015	2015	2014	2015	2015
	NIS	NIS	US$	NIS	NIS	US$

Cash flow from operating activities	739	889	228	3,796	3,740	958
Purchase of property, plant and equipment	(261)	(286)	(73)	(1,081)	(1,324)	(339)
Investment in intangible assets and deferred expenses	(54)	(43)	(11)	(194)	(311)	(80)
Proceeds from the sale of property, plant and equipment	83	32	8	230	151	39

Free cash flow	507	592	152	2,751	2,256	578

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Designated disclosure with respect to the Company's projected cash flows

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable to Internet Gold - Golden Lines Ltd. (the "Company"), the following is a report of the Company’s projected cash flows (the "report") and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970:

●	The Company’s un-reviewed financial statements as of and for the quarter and full year ended December 31, 2015, reflect that the Company had an equity deficit of NIS 93 million as of such date.

●	The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the period from January 1, 2016 until December 31, 2016 and for the period from January 1, 2017 until December 31, 2017 described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

●	Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that for the duration of the period covered by the projected cash flows report there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

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The following is the projected cash flow of the Company and the assumptions upon which it is based:

	For the period from January 1, 2016 until December 31, 2016	For the period from January 1, 2017 until December 31, 2017
	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (1)	38	20

Independent sources:
Cash flows from investing activities:
Proceeds from the sale of subsidiary shares (2)	56	—
Proceeds from the sale of marketable securities (3)(4)	—	83
Cash provided by investing activities	56	83

Sources from Subsidiary:
Dividends from subsidiary (5)	162	97

Projected uses:
Investments in marketable securities (3)(4)	(50)	—

Cash flows used in operating activities (6)	(4)	(4)

Cash flows from financing activities:
Repayments of debentures (7)	(130)	(130)
Interest payments (7)	(52)	(46)
Cash used in financing activities	(182)	(176)

Closing balance:
Cash and cash equivalents (1)	20	20

Assumptions and explanations pertaining to the above table:

(1)	Cash flows include the Company’s projected cash flows and do not include the consolidation of projected cash flows from the Company’s subsidiary, B Communications Ltd. (“B Communications”) or from its controlled subsidiary, Bezeq - The Israel Telecommunications Corp. Ltd. (“Bezeq”).

(2)	On January 14, 2016, the Company sold 575,000 ordinary shares of B Communications, representing approximately 1.92% of its issued and outstanding shares. The total proceeds from the sale amounted to approximately NIS 56 million. As a result of the sale, the Company currently holds approximately 65% of the outstanding shares of B Communications.

(3)	In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency.

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At least 80% of the Company's portfolio is invested in securities rated at a local rating of AA- and higher. As of January 1, 2016, the Company’s investments in marketable securities totaled NIS 239 million and by December 31, 2017 this balance is expected to be NIS 217 million.

As of December 31, 2015, cash and cash equivalents and current investments in marketable securities totaled NIS 277 million. These liquidity balances can be converted to cash in a short period of time and are a source for debt service.

(4)	For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 2% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company's conservative investment policy, as well as on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the period.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.	In 2015 and in 2014 the Company generated yields of 0.5% and 2.4%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in the projected periods.

B.	The following table shows the expected profit in NIS millions from investments in cash and marketable securities in the projected periods under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

Annual yield
Period	5%	-2%
1 – annual profit (loss)	14	(6)

2 – annual profit (loss)	13	(5)

(5)	Assumption of receipt of a dividend from B Communications during the period is based on the following:

According to what it believes to be a conservative estimate, the Company’s management anticipates that B Communications will distribute accumulated dividends of at least NIS 400 million by December 31, 2017. This assumption is based on market forecasts of the estimated net profits of Bezeq and on the Company's estimation of B Communications’ anticipated distributable profits/surplus.

These estimates are derived, among other things, from B Communications' projected financing expenses and its projected purchase price allocation amortization expenses with respect to its acquisition of the controlling interest in Bezeq ("Bezeq PPA") that are non-cash expenses. Future Bezeq PPA amortization expenses are expected to decrease significantly from one year to the next because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq. From April 14, 2010, the date of B Communications' acquisition of its interest in Bezeq, until December 31, 2015, B Communications has amortized approximately 72% of the total Bezeq PPA.

The dividend assumptions, as mentioned above are immaterially dissimilar with respect to the Company's previous report, as a result of internal timing classification between the projected periods.

B Communications does not have a dividend distribution policy. Nevertheless, the Company assumes that there is a high probability that B Communications will distribute most of its retained earnings balance as a dividend, based, among other things, on B Communications’ (i) dividend distributions in December 2013, June 2015, September 2015 and December 2015. The Company believes that the probability of future dividend distributions by B Communications has improved and is supported by the unrestricted cash mechanism provision in its Senior Secured Notes that were issued in February 2014 that allows the use of funds that are not pledged to the holders of the Senior Secured Notes.

Accordingly, the Company’s management believes that B Communications will act in the same manner as it did in November 2013 and May, August and November 2015, and that it will distribute most of its distributable profits/surplus, so long as B Communications will have sufficient resources to service its debt for a period of at least 18 months and that the distribution meets the criteria for distributions under Israeli law. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

(6)	The cash flows from the Company’s current operations include the administrative operating costs and costs associated with the Company being a dual-listed company traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

(7)	The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures and an assumed 1% annual increase in the Consumer Price Index in 2016 and in 2017.

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The Company has additional cash generating abilities that for conservative reasons were not taken in to account in preparing the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

A.	All of the Company's shares in B Communications are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. Examples of this ability to sell shares of B Communications are the transaction carried out in 2013 when shares were sold to Norisha Holdings Ltd. and the sale of 575,000 shares in private transactions with institutional investors in January 2016.

B.	The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the debenture issuances and debenture series exchanges that the Company completed in recent years.

The Company’s board of directors has reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report, examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the financial data in the above cash flow report and management’s explanations of such data determined that the Company does not have a liquidity problem and that for the duration of the projected period for which cash flow information has been provided there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The information detailed above, concerning the Company’s cash flow forecast, and particularly concerning the projected dividend and yield on securities, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective assessments, estimates, etc. and is based, among other things, on objective market forecasts and reviews issued to the public, and relies, among other things, on the company management’s past experience. Furthermore, some of such information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized, in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.

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